Exhibit (a)(5)(F)

IN THE UNITED STATES DISTRICT COURT FOR
THE MIDDLE DISTRICT OF NORTH CAROLINA

JAMES WILSON, Individually And On Behalf Of All Others Similarly Situated,

Plaintiff,

v.
C.A. No.
HATTERAS FINANCIAL CORPORATION, DAVID W. BERSON, MICHAEL R. HOUGH, BENJAMIN M. HOUGH, IRA G. KAWALLER, JEFFREY D. MILLER, WILLIAM V. NUTT, VICKI H. WILSON-MCELREATH, and THOMAS D. WREN, Defendants.	COMPLAINT - CLASS ACTION JURY TRIAL DEMANDED

James Wilson (“Plaintiff”), by and through his attorneys, alleges upon information and belief, except for his own acts, which is alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1.                                 This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Hatteras Financial Corp. (“Hatteras” or the “Company”) against the Company and its board of directors (the “Board”) and certain officers (collectively the “Individual Defendants” as further described below) for violations of Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.SC. §§ 78n(d)(4),78n(e), 78t(a), and SEC Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”), in connection with the proposed acquisition of Hatteras by Annaly Capital Management, Inc. (“Annaly”) through an exchange offer and merger, as detailed herein (the “Proposed Transaction”).

2.                                      Hatteras is an externally managed mortgage Real Estate Investment Trust (“REIT”) that invests in single-family residential mortgage real estate assets, such as mortgage-backed security (“MBS”), mortgage servicing rights (“MSR”),(1) residential mortgage loans and other financial assets. Hatteras primarily invests in “agency securities,” which are MBS issued or guaranteed by a U.S. government agency, such as Ginnie Mae, or by a U.S. government-sponsored enterprise, such as Fannie Mae or Freddie Mac. The Company operates out of and is headquartered in Winston-Salem, North Carolina. The Company’s external manager, Atlantic Capital Advisors, LLC (“ACA”), is controlled by the Individual Defendants (defined below) and members of the Hatteras Board, Michael R. Hough and Benjamin M. Hough (also sometimes referred to as the “Hough Brothers”).

3.                                      On April 11, 2016, Hatteras and Annaly jointly announced that they had reached a definitive Agreement and Plan of Merger (“Merger Agreement”) whereby Annaly, the largest U.S. REIT that buys mortgage debt, will acquire all of Hatteras’ issued and outstanding shares of common stock through an exchange offer.(2) Following the Tender Offer, if more than two-thirds of the outstanding Hatteras common stock (including Hatteras shares owned by Annaly and its subsidiaries) have been tendered, Hatteras will be merged with and into an Annaly subsidiary in a “second-step” merger under the Maryland General Corporation Law, which permits completion of the Merger without a shareholder vote if Annaly acquires the minimum two-thirds of Hatteras outstanding stock.

(1) Hatteras expanded into MSR in 2015 through the acquisition of Pingora Asset Management, LLC and Pingora Loan Servicing LLC (“Pingora”).

See www.sec.gov/Archives/edgar/data/1419521/000156459016017479/hts-10q_20160331.htm.

(2) The exchange offer generally is structured in the same manner as a tender offer and is regulated by the above-referenced Exchange Act statutory provisions and SEC rules that apply to tender offers and is referred to herein as the “Tender Offer.”

4.                                 Hatteras shareholders are being asked to tender their shares for the following consideration:

(a)                                        $5.55 in cash and 0.9894 shares of Annaly common stock (“Mixed Consideration Option”);

(b)                                        $15.85 in cash (the “Cash Consideration Option”); or

(c)                                         1.5226 shares of Annaly common stock (the “Stock Consideration Option”).

5.                                      Hatteras shareholders who elect the Cash Consideration Option or Stock Consideration Option will be subject to proration, in each of the exchange offer and the subsequent second step merger, so that the aggregate consideration will consist of approximately 65% of Annaly’s common stock and approximately 35% in cash. Annaly will assume the existing notional $287.5 million in Hatteras 7.625% Series A cumulative redeemable preferred stock. The consideration described above may be referred to herein generally as the “Offer Price.” The Merger was unanimously approved and adopted by the Board of Directors of each of Hatteras and Annaly. The Proposed Transaction is valued at $1.5 billion.

6.                                      Defendants have violated the above-referenced sections of the Exchange Act, and rules and regulations promulgated by the SEC, by causing a materially incomplete and misleading Schedule 14D-9 Solicitation/Recommendation Statement (“14d-9”) to be filed with the SEC on May 5, 2016. The 14D-9 recommends that Hatteras shareholders tender their shares pursuant to the terms of the Merger Agreement based among other things on the opinion rendered by Hatteras’ financial advisor, Goldman, Sachs & Co. (“Goldman Sachs”) and other internal and external factors the Hatteras Board purportedly considered.

7.                                      As discussed below, the Proposed Transaction is the product of a flawed process. The Offer Price that the Board recommends is inadequate and unfair to Hatteras shareholders Merger Consideration and the Board has misrepresents the basis for recommending shareholders to exchange their shares for the Offer Price. Moreover, the Board failed to even seek another potential acquirer to improve on the Annaly offer. The companies have conceded that the negotiations were an exclusive process, meaning no auction or other process was engaged by the Board to seek out additional bidders for the Company despite the fact that there are several larger mortgage REITs that could have been a potential bidder for the Company, such as American Agency Capital Corporation (“AGNC”). However, apparently no effort was made by Defendants to negotiate an increase in the Offer Price.(3)

8.                                 Certain of the Individual Defendants likely had no reason to seek out other and potentially higher proposals as they have struck lucrative consulting contracts with Annaly post-close. Indeed, the press release confirms that in connection with the transaction, Annaly entered into 30-month consulting agreements with four members of Hatteras’ executive team, including

(3) During its earnings conference call on May 5, 2016 discussing Annaly’s Q1 2016 results, Annaly’s president and Chief Executive Officer (“CEO”), Kevin Keyes, acknowledged that the deal moved fast and the tremendous benefit Annaly gets from the Proposed Transaction:

Because of our unique positioning in liquidity, we were able to move quickly and decisively in our acquisition of Hatteras announced a few weeks ago. This transaction now described in more detail in the S4 we filed today, marks the largest mortgage REIT M&A deal ever and further establishes Annaly as the industry leader, growing our proforma market capitalization over 20% in the entire industry and increasing our market cap ratio to 17 times the medium-sized company in the sector.”... The acquisition also serves additional strategic and financial differentiation. David [David Finkelstein, Annaly CIO] will speak in more detail about the return profile of the portfolio among other strategies, but overall we expect that this transaction will accelerate Annaly’s transformation to becoming the market leading hybrid REIT, expanding our ability to further invest in areas across the agency, residential credit and commercial credit markets, while enhancing our stability and scale, liquidity, asset and business diversification, all critical differentiators that define industry leadership.

http://seekingalpha.com/article/3971964-annaly-capital-managements-nly-ceo-kevin-keyes-q1-2016-results-earnings-call-transcript?part=single the Hough Brothers, who through a combination of stock ownership and control of ACA control Hatteras.

9.                                      The Hough Brothers, among others, also will personally profit from the transaction with Annaly, through the amended management agreement with Hatteras’ outside management company ACA, which will be terminated and a payment issued of $45.4 million.

10.                               Although Defendants tout that the Offer Price represents a premium of about 24% percent to the Company’s 60-day volume-weighted average price of Hatteras’ stock, Hatteras stock was trading over the Offer Price just six months ago and for nearly all of 2015 traded well above the Offer Price reaching a high of over $18.00. Indeed, the Proposed Transaction comes eight years after Hatteras went public in 2008, and was reached as the Company’s stock price had rebounded after an early year slump. Despite “headwinds” the Company has faced due primarily to rising interest rates, the Company had an average consensus target price of $16.84.

11.                               Indeed, the Company recently reported a turnaround from the inconsistent and at times negative results of 2015. Thus, the Company posted quarterly earnings results on February 17th, 2016, reporting core earnings of $0.45 per weighted average common share for the quarter, topping the consensus estimate of $0.44 by $0.01. These results reflect the Company’s concerted efforts through continued diversification to ensure continued growth despite market headwinds with traditional residential investments. As the Defendant Michael R. Hough, the Hatteras Chairman and Chief Executive Officer (“CEO”) confirmed when commenting on these results:

While 2015 was a challenging year, the introduction of mortgage servicing rights [MSR] and mortgage credit to our portfolio will enhance our ability to manage risk more comprehensively and to position the business going forward ... Combined with share repurchases, we expect these new revenue sources to diversify our portfolio, lessen our exposure to interest rate and basis risk and create long-term shareholder value.(4)

(4) www.sec.gov/Archives/edgar/data/1419521/000156459016012779/hts-ex991_13.htm.

12.          Importantly, from Annaly’s perspective, Hatteras represents a large and strategic expansion and diversification that will yield immediate benefits, benefits that should have commanded a far greater offer price. Indeed, Annaly, knowing full well of the great inherent value in Hatteras and recognizing that it had an opportunity to cash in on the Company’s undervalued stock price, has touted that the Proposed Transaction will enhance Annaly’s diversification and investment platform, and will be accretive to its book value and core earnings.

13.          Thus, the consideration being offered to Hatteras’ public shareholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Hatteras common stock is materially in excess of the amount offered given the Company’s recent financial performance together with its prospects for future growth and earnings.

14.          To ensure the success of the Proposed Transaction, the Hatteras Board of Directors locked up the deal by agreeing to impermissible “deal-protection” devices, effectively rendering the Proposed Transaction a fait accompli. For example, the Board agreed to: (i) a “no-shop” provision that prevents the Company from negotiating with or providing confidential Company information to competing bidders except under extremely limited circumstances; and (ii) a $44.9 million termination fee to be paid to Annaly if the Board agrees to a competing proposal.

15.          Consummation of the Proposed Transaction is further ensured due to the ownership interests held by insiders and other interested parties who support the Merger. Hatteras insiders, including the Board and officers, own 1.5% of the Company’s outstanding stock.

16.          In pursuing the plan to facilitate the acquisition of Hatteras by Annaly for grossly inadequate consideration, through a flawed process, the Defendants have asked Hatteras shareholders to support the Proposed Transaction and tender their shares by filing a materially incomplete and misleading 14D-9 with the SEC on May 5, 2016 that fails to disclose all material information necessary for Company shareholders to make an informed decision regarding the Proposed Transaction. Specifically, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (1) the background of the Proposed Transaction; (2) the data and inputs underlying the financial valuation exercises that purportedly support the “fairness opinion” provided by Goldman Sachs; and (3) Hatteras’ financial metrics and projections on which the Board and Goldman Sachs relied and utilized as reflected in the 14D-9. These misleading statements and/or omissions must be remedied in order to make existing statements in the 14D-9 not materially misleading.

17.            For these reasons and as set forth in detail herein, Plaintiff seek to enjoin Defendants from closing the Tender Offer and consummating the Proposed Transaction unless and until the Exchange Act violations discussed below are remedied.

JURISDICTION AND VENUE

18.            The claims asserted herein arise under Sections 14(d), 14(e), and 20(a) of the Exchange Act, 15 U.S.C. §78n. The Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. §1331.

19.            The Court has jurisdiction over Defendants because each is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

20.            Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. §78aa , as well as 28 U.S.C. § 1391 because Hatteras maintains its primary place of business in this District and the Defendants otherwise transacted business in this District.

THE PARTIES

21.          Plaintiff is, and at all relevant times was a shareholder of Defendant Hatteras since prior to the wrongs complained of herein.

22.          Hatteras is a REIT formed in 2007 to invest in single-family residential real estate mortgage assets. Based in Winston-Salem, N.C., the Company is managed and advised by Atlantic Capital Advisors LLC. The Company is a component of the Russell 2000® and the Russell 3000® indices and trades on the New York Stock Exchange under the symbol “HTS.”

23.          Defendant David W. Berson has been a member of the Board of Directors since November 2007. Dr. Berson serves as senior vice president and chief economist for Nationwide Mutual Insurance Company, where he leads a team of economic analysts delivering economic forecasts and analyses. Prior to joining Nationwide Mutual Insurance Company, Dr. Berson served as senior vice president, chief economist, head of risk analytics, and strategist at The PMI Group from 2007 to 2012, where he was responsible for analyses and forecasts of the economy, housing and mortgage markets; domestic/global research and planning; risk and pricing analytics; and strategic planning. Prior to joining The PMI Group, Dr. Berson was vice president and chief economist at Fannie Mae. Prior to that, Dr. Berson was a senior economist at the U.S. League of Savings Institutions. In addition, Dr. Berson was the chief financial economist at Wharton Econometrics, a visiting scholar at the Federal Reserve Bank of Kansas City and an assistant professor of economics at Claremont McKenna College and Claremont Graduate School. His U.S. government experience includes staff economist at the Council of Economic Advisors and economic analyst at the Treasury Department. Dr. Berson holds a Ph.D. in economics and an M.P.P. in public policy from the University of Michigan and a B.A. in history and economics from Williams College.

24.            Defendant Michael R. Hough (“M. Hough”) has been Chairman of the Board and CEO since September 2007, and is the CEO of Hatteras’ manager Atlantic Capital Advisors, LLC (“ACA”). M. Hough is a co-founder and director of ACA and ACM Financial Trust, Inc., a private mortgage real estate investment trust managed by ACA. Since founding ACM in 1998, Hough has been responsible for managing all aspects of the operations and growth of ACM. From 1988 to 1997, M. Hough was a principal and founding member of First Winston Securities, Inc., a regional fixed-income broker-dealer where he was head of taxable trading and sales. From 1983 to 1987, M. Hough worked as a taxable trader in the fixed income department of Wachovia Bank N.A. He holds a B.A. degree in economics from Wake Forest University. Michael R. Hough and Benjamin M. Hough, Hatteras’ president, chief operating officer and director, are brothers.

25.            Defendant Benjamin M. Hough (“B. Hough”) has been a director, president and chief operating officer (“COO”) since September 2007. B. Hough is the president and chief operating officer of ACA. B. Hough is a co-founder and has been a director of ACA and ACM since 2007 and 2001, respectively. From 1997 to 2001, he was the head of the BB&T Capital Markets office in Winston-Salem, NC where he was vice president of institutional fixed income sales and trading. From 1995 to 1997, B. Hough was the head of the First National Bank of Maryland office in Washington, DC where he served as vice president of fixed income sales. Prior to that, B. Hough was vice president of NationsBanc Capital Markets, previously American Security Bank, in institutional fixed income trading and sales. B. Hough holds a B.A. degree in economics from the University of North Carolina at Chapel Hill.

26.            Defendant Ira G. Kawaller (“Kawaller”) has been a member of the Board since November 2007. Since 1998, Dr. Kawaller has served as founder and president of Kawaller & Co., LLC, where his consulting activities have specialized in assisting commercial enterprises in their use of derivative instruments in managing their financial risk. In addition to his consulting activities, from 2004 to 2011, Dr. Kawaller also served as the managing partner of the Kawaller Fund, a derivatives-only commodity pool. Prior to founding Kawaller & Co., LLC, Dr. Kawaller was the vice president and director of the New York office of the Chicago Mercantile Exchange and held positions at J. Aron & Company, AT&T, and the Board of Governors of the Federal Reserve System.

27.          Jeffrey D. Miller (“Miller”) has been a member of the Board since November 2007. Since March 2007, Miller has served as senior vice president, general counsel and secretary of Highwoods Properties, Inc. (NYSE: HIW). Prior to joining Highwoods Properties, Inc., Mr. Miller was a partner with the law firm of DLA Piper LLP where he concentrated his practice on securities, corporate governance and related strategic matters, and served as general outside counsel to a variety of publicly-traded real estate investment trusts. Prior to that, Mr. Miller was a partner with the law firm of Alston & Bird LLP.

28.          Defendant William V. Nutt (“Nutt”) has been a member of the Board since February 26, 2015. Nutt currently serves as Managing Director at Piedmont Trust Company where he leads the company’s growth initiatives, including the expansion of its investment, fiduciary and family office services. Prior to joining Piedmont Trust Company in 2015, Nutt served in various capacities at the Bankers Financial Corporation from 2011 to 2014, including serving as COO, Director and President-Business Solutions Group and as the Chairman of the Enterprise Risk Management Committee. From 1978 to 2009, Nutt held a comprehensive range of positions in sales, capital markets, operations, and risk management with United Guaranty Corporation, one of the nation’s leading private mortgage insurance companies serving major financial services organizations throughout the United States and a number of international markets, including serving as President, Chief Executive Officer and Director from 2001 to 2009 and as President and Chief Operating Officer of United Guaranty Residential Insurance Company, a mortgage insurance subsidiary, from 1999 to 2001.

29.                               Defendant Vicki H. Wilson-Mcelreath (“Mcelreath”) has been a member of the Board since June 2014. McElreath served as a managing partner of PricewaterhouseCoopers LLP (“PwC”) from 1999 until her retirement in June 2006. She joined Price Waterhouse, one of the predecessor firms of PwC, in 1979 and was admitted to the partnership in 1990. McElreath has served as a director and member of the audit and benefits committees of Piedmont Natural Gas Company, Inc. since 2006 and has chaired the audit committee since 2007. She has served as a director, chair of the audit committee and mentor of the risk committee of RBC Bank (USA), a subsidiary of The Royal Bank of Canada, since March 2012. In addition, from 2006 to 2012, she served as a director of a predecessor, RBC Bank, Inc., where she chaired its audit committee and served on its trust and compliance committees. McElreath, formerly an active status Certified Public Accountant and current on approved inactive status, holds a bachelor’s degree in business administration from Georgia State University with a major in accounting

30.                               Defendant Thomas D. Wren (“Wren”) has been a member of the Board since November 2007. Wren is also a director and shareholder of ACM. Wren was the treasurer of MBNA America and served as director of funds management in the treasury division. As a group executive and treasurer, Wren oversaw the company’s investment and funding activities including liquidity management, investment portfolio management, structured finance, and all related capital market programs. He currently serves on the investment committee for the Delaware Community Foundation. He is a member of the finance committee and serves as chairman of the investment committee of the Christiana Care Health System. Previously, Wren served on the board of directors and chaired the audit committees for Brandywine, Brandywine Blue and Brandywine Advisors, domestic mutual funds managed by Freiss Associates, LLC, and served as a member of the board of directors, as well as the audit and executive committees of Citibank (South Dakota), N.A., a wholly-owned subsidiary of Citigroup, Inc. Prior to joining MBNA America, Mr. Wren was chief investment and funding officer for Shawmut National Corporation. Prior to that, Mr. Wren worked for the Comptroller of the Currency (OCC) for 18 years, which included managing the OCC’s London operation.

31.                               The board member Defendants above are collectively referred to hereinafter as the “Individual Defendants.”

32.                               Each of the Individual Defendants herein is sued individually, in his or her capacity as an officer and/or director of the Company, and as a control person under Section 20(a) of the Exchange Act, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

33.                               Collectively, the Individual Defendants and Hatteras are referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

34.                               Plaintiff brings this action on his own behalf and as a class action pursuant to rule 23 of the Federal Rules of Civil Procedure, on behalf of all holders of Hatteras common stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

35.                               This action is properly maintainable as a class action because:

(a)                                     The Class is so numerous that joinder of all members is impracticable. As of May 3, 2016 Hatteras had outstanding approximately 94,529,206 shares of Common Stock. Class members are believed to be geographically dispersed.(5)

(b)                                 Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(c)                                  The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class;

(d)                                 To the extent Defendants take further steps to effectuate the Proposed Transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

36.                                    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive

(5) www.sec.gov/Archives/edgar/data/1043219/000110465916117956/al6-10436_4sctot.htm.

of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

37.                                    There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)                                      Whether Defendants have violated Sections 14(d)(4) , 14(e) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder in connection with the Proposed Transaction;

(b)                                      Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated as presently anticipated.

38.                                    Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

39.                                    A class action is superior to other available methods for fairly and effectively adjudicating the controversy.

SUBSTANTIVE ALLEGATIONS

A.                                    Background

40.                                   Hatteras is an externally-managed mortgage REIT that invests primarily in single-family residential mortgage real estate assets, such as mortgage-backed securities (“MBS”), MSR, residential mortgage loans and other financial assets. MBS are pass-through securities consisting of a pool of mortgage loans. To date, the majority of the Company’s investments have been in Agency Securities, i.e., MBS issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac. Hatteras incorporated in Maryland in September 2007. Hatteras is organized and conducts its operations to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and generally is not subject to federal taxes on its income to the extent it timely distribute income to shareholders and maintains its qualification as a REIT. Hatteras listed its common stock on the New York Stock Exchange (“NYSE”) in April 2008 and trades under the symbol “HTS.” The Company’s business operations are primarily comprised of the following:

Hatteras Financial Corp., the parent company	Invests primarily in various types of residential mortgage assets with a focus on agency securities.

Onslow Bay Financial LLC	Wholly owned subsidiary formed to acquire, invest in, securitize and manage non-agency mortgage loans.

First Winston Securities, Inc.	Wholly owned subsidiary that operates as a broker dealer, and is a member of the Financial Industry Regulatory Authority.

Wind River TRS LLC	Wholly owned subsidiary which invests in and manages MSR, both for us and for third parties, via its acquisition of Pingora Asset Management LLC (“PAM”) and Pingora Loan Servicing LLC (“PLS”).

41.                                    Hatteras is externally-managed and advised by its manager, Atlantic Capital Advisors LLC (“ACA”). Hatteras claims in its SEC filings that its relationship with ACA enables the Company to leverage its manager’s infrastructure, business relationships and management expertise to execute the Company’s investment strategy effectively. Hatteras also publicly takes the position that ACA’s expertise in mortgage REIT operations, agency securities, whole loans and leveraged finance markets enhances the Company’s ability to acquire assets opportunistically and to finance those assets in a manner designed to generate consistent risk-adjusted returns for Hatteras shareholders.

42.                                    Hatteras and ACA have a management agreement pursuant to which terms ACA provides the Company with its management team, including a CEO and a chief financial officer

(“CFO”) (each of whom also serves as an officer of ACA) along with appropriate support personnel. ACA is responsible for the Company’s operations and the performance of all services and activities relating to the management of Hatteras assets and operations, subject to the direction of the Company’s Board. These services are provided primarily by the Individual Defendants the Hough Brothers.

43.                               ACA manages the Company and ACM Financial Trust (“ACM”), a privately-held mortgage REIT founded in 1998. The Individual Defendant, M. Hough, Hatteras’ CEO, is also the CEO of ACA and ACM.

44.                               Hatteras’ president, the Individual Defendant B. Hough, CFO Kenneth A. Steele and chief investment officer Frederick J. Boos, II are all also executives of ACA and of ACM. As of December 31, 2015, ACM owned approximately $1.1 billion in MBS.

B.                                         The Proposed Transaction and the Unfair Offer Price

45.                               On April 10, 2016, Hatteras and Annaly issued a joint press release announcing the Proposed Transaction which stated:

Annaly Capital Management, Inc. to Acquire Hatteras Financial Corp. for $1.5 Billion

•                       Strategic Transaction is Mutually Beneficial to Shareholders of Both Companies

•                       Further Enhances the Scale and Diversification of Annaly’s Investment Platform

•                       Expected to be Accretive to Annaly’s Book Value and Core Earnings Per Share of Common Stock

•                       Reinforces Annaly’s Stature as Industry Leader

•                       Hatteras Shareholders to Have a Cash / Stock Election with Aggregate Transaction Consideration to Consist of Approximately 65% Annaly Shares and Approximately 35% Cash

•                       Transaction Expected To Close By End of Third Quarter Of 2016

NEW YORK, NEW YORK and WINSTON-SALEM, NORTH CAROLINA—(BUSINESS WIRE) — Annaly Capital Management, Inc. (“Annaly”) (NYSE:NLY) and Hatteras Financial Corp. (“Hatteras”) (NYSE:HTS) today announced the signing of a definitive merger agreement under which Annaly will acquire Hatteras for consideration to be paid in cash and shares of Annaly common stock, which values Hatteras at $15.85 per share of Hatteras common stock based upon the closing price of Annaly common stock on April 8, 2016. The value of the consideration represents a premium of approximately 24% to the 60-day volume-weighted average price of Hatteras common stock ending on April 8, 2016 and a multiple of 0.85x Hatteras’ estimated book value per share as of February 29, 2016.

Subject to the terms and conditions of the merger agreement, a wholly-owned subsidiary of Annaly will commence an exchange offer to acquire all outstanding shares of Hatteras common stock. For each share of Hatteras common stock validly tendered in the exchange offer or converted pursuant to the second-step merger described below, Hatteras shareholders may elect to receive: (a) $5.55 in cash and 0.9894 shares of Annaly common stock; (b) $15.85 in cash (the “Cash Consideration Option”); or (c) 1.5226 shares of Annaly common stock (the “Stock Consideration Option”). Hatteras shareholders who elect the Cash Consideration Option or Stock Consideration Option will be subject to proration, in each of the exchange offer and the subsequent second step merger, so that the aggregate consideration will consist of approximately 65% of Annaly’s common stock and approximately 35% in cash. In addition to the above consideration, Annaly would assume the existing notional $287.5 million in Hatteras 7.625% Series A cumulative redeemable preferred stock.

The transactions contemplated by the merger agreement, including the exchange offer and the merger, have been unanimously approved by the Board of Directors of Annaly and unanimously approved by the Board of Directors of Hatteras upon the unanimous recommendation of the Special Committee of the Hatteras Board of Directors, which is comprised entirely of independent directors (the “Hatteras Special Committee”).

“This strategic transaction represents a unique and sizeable value creation opportunity for our shareholders,” commented Kevin Keyes, CEO and President of Annaly. “With the acquisition of Hatteras, we significantly grow our diversified portfolio and broaden our investment options, further fortifying Annaly’s position as the market leading mortgage REIT.” Wellington Denahan, Chairman of Annaly, added: “We are tremendously excited to announce this partnership today. Both Hatteras and Annaly are seasoned veterans in the sector, and we are confident this acquisition strengthens our ability to deliver superior returns to our shareholders over the long-term.”

Michael R. Hough, Chairman and CEO of Hatteras, said: “We are excited by the opportunity to join the Annaly platform and believe our diversification efforts are greatly enhanced by the industry-leading business Annaly has built. The complementary nature of this transaction should enhance the risk-adjusted value proposition we’ve always strived for.” Jeffrey D. Miller, Lead Independent Director of Hatteras, added: “The strategic combination with Annaly will offer our shareholders increased scale, diversification and liquidity, which we believe will result in higher and more sustainable shareholder value over the long-term.”

Transaction Highlights

Benefits to Annaly shareholders

•                       Expands and further diversifies Annaly’s investment portfolio: Hatteras’ portfolio, which consists of agency residential mortgage backed securities, residential whole loans and mortgage servicing rights is complementary to Annaly’s existing businesses

•                       Transaction accretion to Annaly shareholders: Transaction is expected to be accretive to Annaly’s book value per share and core earnings in 2016

•                       Reinforces Annaly’s stature as industry leader: Acquisition of Hatteras further entrenches Annaly as the largest, most liquid and diversified mortgage REIT in the world

•                       Strong liquidity position: An enhanced capital base will support the continued growth of all investment businesses

Benefits to Hatteras shareholders

•                       Meaningful premium to Hatteras’ common stock price: The value of the consideration represents a premium of approximately 24% to the 60-day volume-weighted average price of Hatteras’ common stock ending on April 8, 2016 based upon the closing price of Annaly common stock on April 8, 2016

•                       Benefit from a more diversified business: Through ownership of Annaly common stock received in conjunction with the transaction, Hatteras’ shareholders will benefit from a more diversified investment portfolio; including agency and non-agency MBS, residential whole loans, mortgage servicing rights, commercial real estate debt and equity and corporate credit

•                       Enhanced scale and access to capital: With a pro-forma equity base of over $10 billion, Hatteras’ common shareholders will benefit from the operating scale, liquidity and capital alternatives of a larger combined entity

•                       Enhanced trading liquidity: In connection with the transaction, Hatteras’ common shareholders will receive approximately 93.5 million shares of Annaly common stock in the aggregate. Over the past twelve months, Annaly’s trading volume has been approximately $87 million per day

•                       Hatteras shareholders may elect between cash and stock consideration or a combination of both: Hatteras shareholders will have an ability to elect between cash and stock consideration (or a combination of both cash and stock consideration), subject to proration rules such that the aggregate transaction consideration will consist of approximately 65% of Annaly’s common stock and approximately 35% in cash

Prior to closing, each of Annaly and Hatteras will pay its respective shareholders a pro rata common dividend based on its last regular quarterly dividend declared prior to closing and the number of days elapsed since the record date for the most recent quarterly dividend, as of the day immediately prior to the closing date.

In connection with the transaction, Annaly entered into 30-month consulting agreements with four members of Hatteras’ executive team, including Michael R. Hough and Benjamin M. Hough.

The exchange offer is subject to customary closing conditions, including the tender for exchange of one share more than two-thirds (66 2/3%) of all then outstanding shares of Hatteras common stock when added to any shares of Hatteras common shares owned by Annaly and its wholly-owned subsidiary. Following completion of the exchange offer, the parties will promptly effect a second-step merger without the approval of Hatteras shareholders under Maryland law pursuant to which all remaining shares of Hatteras common stock not tendered in the exchange offer will be converted into the right to receive the same consideration as in the exchange offer, with the same election options and subject to the same proration rules. The transaction is expected to close by the end of the third quarter of 2016.

46.                               The per share consideration being offered to Hatteras public shareholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Hatteras common stock is materially in excess of the amount offered given the Company’s recent financial performance, its prospects for future growth and earnings, inherent value recognized by analysts, and based on the tremendous benefits Annaly will receive from the Proposed Transaction.

47.                               Indeed, through October of 2015, Hatteras’ stock traded well above the Offer Price and was reflective of the Company’s performance.

48.                               After reporting positive performance numbers through 2014, the Company began experiencing the impacts of larger economic and market forces. Thus, for the first quarter of 2015, the Company reported a net loss of $34.5 million (losses on derivatives were just over $100 million). However, the Company reported comprehensive income of $48.7 million, representing core earnings of $0.50 per weighted-average common share.(6) This was a significant increase from the same period in 2014, which was $23.7 million and $0.24 respectively.

49.                               M. Hough was positive about the results in a statement in the press release announcing the results, but sounded a word of caution over the future uncertainty of interest rates:

First quarter results were on target and favorable with little in the way of surprises ... The consistency of our results quarter-over-quarter reflects the modest risk position on our balance sheet. Our duration, leverage and liquidity targets remain steady for now until clarity on FED monetary policy and the path of interest rates unfolds. Our interest rate outlook has not materially changed since year end, and rates still seem bound in a relatively narrow trading range. While we are partial to the near-term predictability of the current rate environment, we remain wary of market complacency and the potential for a changing yield curve and increased volatility.

50.                               By the second quarter, the Company was temporarily hitting the headwinds that were driven largely by external market forces and making adjustments to its portfolio to address those headwinds. On July 21, 2015, the Company reported financial results for its second quarter of 2015, which ended June 30, 2015. The Company had a comprehensive loss of $48.6 million, or $(0.50) per weighted-average common share attributable to rising interest rates and basis widening during the second quarter. The Company also reported core earnings of $0.50 per weighted- average common share. The decrease was driven primarily by a decrease in the yield of the portfolio as prepayments increased. Core earnings also excluded one-time transaction expenses related to the Company’s acquisition of Pingora Asset Management, LLC (“Pingora

(6) Mortgage REITS like Hatteras, fund investments by borrowing money at lower short-term interest rates to buy MBSs that pay at higher rates. The spread between the rates is the profits. The rise in short-term rates negatively impacts “comprehensive income,” “core earnings” or “core EPS.” Mortgage REITS can hedge against the risk of rising rates through various means, such as interest rates swaps and other derivatives. “Core earnings” (a non-GAAP measure) is the net interest margin, as adjusted for certain derivative impacts, less operating expenses and dividends on preferred stock.

Management”) and Pingora Loan Servicing, LLC (together with Pingora Management, “Pingora”) a specialized asset manager focused on investing in new production performing mortgage servicing rights(“MSR”) and servicing residential mortgage loans (which had not closed at the time of reporting).

51.                               M. Hough sounded positive on the future of the Company as it worked to better position itself going forward through diversification with the Pingora acquisition:

The second quarter was eventful with increased volatility in the bond markets and our move to enhance the Hatteras platform through the acquisition of Pingora... Much of the market volatility again happened near the end of the quarter with a move higher in interest rates and wider in volatility pricing. As various forces heightened uncertainty and curve movement, the portfolio continued to perform as expected, and we believe is appropriately positioned for the current market environment... Hatteras is now in position to act on the vision we have described over previous quarters and to begin to move more aggressively toward a more diversified and effective balance sheet. We believe the prime jumbo loan platform we have been developing is now scalable and the acquisition of Pingora will facilitate the addition of well-priced, well-managed mortgage serving rights into our asset mix. The combination of our existing flow partners and Pingora’s expanded roster of relationships should enable our existing agency and jumbo ARM flow business to grow meaningfully. We are excited about the opportunities in front of us and are bullish in our ability to enhance risk-adjusted returns for our shareholders.

52.                               In August 2015, the Company announced the completion of the acquisition of Pingora, As reported in its SEC filings, Hatteras views MSR income as a complimentary asset to its overall investment portfolio. As an asset that is generally inverse in nature to interest rate changes when compared to the Company’s agency securities, Hatteras stated that it viewed the inclusion of MSR in its strategic mix would be beneficial in providing earnings stability and to offset value changes in its interest-earning portfolio.(7)

(7) www.sec.gov/Archives/edgar/data/1419521/000156459016017479/hts-10q_20160331.htm.

53.                               For the third quarter 2015, the Company reported on October 27, 2015, comprehensive loss $84.9 million, or $(0.88) per weighted-average common share. The increase in comprehensive loss available to common shareholders was largely due to the volatility in the interest rate markets, as the value of the Company’s hedges declined $145 million while the Company’s investments increased in value by $18 million. The Company had core earnings of $0.45 per weighted-average common share. The decrease was driven primarily by a decrease in interest income along with higher borrowing costs. During the quarter, the Company completed its acquisition of Pingora and purchased $171 million of MSR on conforming loans during the quarter from Pingora’s flow purchase partners.

54.                               M. Hough commented on the results:

In the third quarter, the market was surprised by expectations for an increase in short term rates that failed to materialize ... Even though we have been positioned for higher short-term rates for some time now, performance in the quarter may have been negatively impacted by the market’s reaction to the Fed’s decision and concerns around slowing global economic growth. The resulting market volatility contributed to an unusual dislocation of the normally inverse relationship between our assets and our hedges which meaningfully impacted book value. Our expectation is that these conditions could persist for the near term but could begin to normalize as clarity on both domestic and global economies improve ... We are pleased with the progress made in all of our flow driven businesses and the benefits of acquiring assets in the primary market are apparent from our improved pricing and control over the formation of our assets. Our direct relationships with originators for agency ARM mortgage-backed securities (“MBS”), jumbo ARMs, and MSR are a strategic advantage for Hatteras’ long-term strategy. By the end of the third quarter, we had acquired a significant amount of MSR and of prime jumbo ARMs. We expect these investments to generate enhanced risk-adjusted returns to our portfolio with a diversification of our funding and directional risks. Assuming market conditions remain attractive, we will continue to allocate additional capital to MSR and prime jumbo ARM investments in the coming quarters.”

55.                               For the fourth quarter and year end December 31, 2015, the Company was on the rise with comprehensive income of $7.4 million, or $0.08 per weighted-average common share. The change in comprehensive income available to common shareholders was largely due to the volatility in the interest rate markets in the third quarter, when the value of the Company’s hedges changed disproportionately to the increase in the Company’s investments. The Company had core earnings of $0.45 per weighted-average common share, unchanged from $0.45 per weighted-average common share for the third quarter. Due to the continued diversification of the Company’s investments, the composition of core earnings reflected a smaller MBS portfolio and a larger MSR position. The Company purchased $88 million of MSR on conforming loans during the quarter from Pingora’s flow purchase partners.

56.                               Net interest margin for the quarter was $56.1 million, compared to $51.7 million for the quarter ended September 30, 2015. The Company’s net interest spread increased to 1.42% for the fourth quarter of 2015 compared to 1.19% for the third quarter, driven by higher portfolio yield. The yield on the Company’s interest-earning portfolio increased to 1.97% in the fourth quarter compared to 1.77% in the third quarter from owning higher coupon assets combined with a decrease in premium amortization as prepayments slowed. Average interest-earning portfolio yield including to-be-announced (“TBA”) dollar roll income was 2.00% in the current quarter, up from 1.86% in the third quarter. Effective net interest margin, which includes certain adjustments related to derivatives as well as TBA dollar roll income as detailed later in this release, was $49.0 million for the fourth quarter of 2015 as compared to $54.2 million for the third quarter due to a decline in the average size of the Company’s portfolio. Effective interest rate spread was 0.82% for the quarter ended December 31, 2015, up from 0.80% for the previous quarter.

57.                               M. Hough commented on the results:

While 2015 was a challenging year, the introduction of mortgage servicing rights [MRS] and mortgage credit to our portfolio will enhance our ability to manage risk more comprehensively and to position the business going forward ... Combined with share repurchases, we expect these new revenue sources to diversify our portfolio, lessen our exposure to interest rate and basis risk and create long-term shareholder value.

58.                               Overall for 2015, the Company’s earnings declined year-on-year largely because of the increases in operating costs. Its operating margins (EBITDA margins) went from 34.14% to 15.59%. The Company offset this decline with improvement in gross margins, from 89.99% to 92.10%.

59.                               Moreover, analysts had set price targets in excess of the Offer Price of $17.50 and $18.00. Five analysts between February and March 2016 set price targets ranging from $20.00 (RBC Capital Markets) to $16.00 (Nomura).

60.                               A number of institutional investors have increased their position in the Company. Rhumbline Advisers increased its position 1.3% in the fourth quarter, up to 137,385 shares. California State Teachers Retirement System boosted its position. by 1.7% in the fourth quarter up to 179,412 shares in the last quarter. Van ECK Associates Corp increased its position in by 3.0% in the fourth quarter. Charles Schwab Investment Management Inc. increased its holdings by 6.4% in the fourth quarter. California Public Employees Retirement System increased its by 8.5% in the fourth quarter.

61.                               Thus, the Individual Defendants agreed to a Merger Consideration that does not adequately compensate Hatteras’ stockholders for the intrinsic value of Hatteras based on the Company’s strong financial performance and poise for growth or the value of Hatteras to Annaly.

62.                               Further, since the Board did not even attempt to negotiate for an exchange ratio collar, Hatteras’ shareholders are subject to the negative fluctuation of Annaly’s financial performance and declining stock price.

C.                                    The Process Leading to the Proposed Transaction Was Unfair

63.                                    The process that led to this announced Proposed Transaction was flawed from the beginning and the description of the process contained in the 14D-9 is false and/or misleading.

64.                                    The Defendants claim in the 14D-9 (and Form S-4 Registration Statement filed on May 5, 2016 by Annaly), that Hatteras’ stock has traded at a substantial discount to book value per share due to the market headwinds, including uncertainty over interest rates, which made raising equity capital to fund new investments dilutive to stockholders. Because of these circumstances, Hatteras has been and continues to be unable to raise equity capital on acceptable terms, and accordingly, has been unable to significantly increase its size and scale through capital market transactions. These negative market forces were the reason for Hatteras’ acquisition of Pingora in 2015. 14D-9, p. 8.(8)

65.                                    In August 2015, the Individual Defendant, M. Hough was contacted by Company A (a mortgage REIT with a market capitalization of comparable size to Hatteras) about a potential merger between the two companies. M. Hough subsequently briefed the Hatteras Board regarding the discussions with Company A. On September 17, 2015, Hatteras and Company A executed a non-disclosure agreement (“NDA”), after which they engaged in preliminary discussions regarding a potential transaction. The 14D-9 fails to disclose (i) whether M. Hough or his brother B. Hough attended the meeting with Company A and (ii) whether the NDA had a standstill clause. 14D-9, p. 9.

(8)Defendants describe Pingora as a specialized asset manager focused on investing in new-production performing mortgage servicing rights and master-servicing residential mortgage loans sourced primarily from direct, ongoing relationships with loan originators. Due to Hatteras’ inability to raise equity on acceptable terms, in order to allocate capital to these new investments and diversify its portfolio, Hatteras has been repositioning its asset base over time by redeploying capital from agency securities into residential whole loans and mortgage servicing rights. 14D-9, p. (8).

66.          The Board later met on November 4, 2015 and discussed the merits of a transaction with Company A. This discussion included the Hough Brothers despite their obvious conflict of interest. Only after permitting the Hough Brothers to exercise their influence and control over the other Board members (despite the presence of the corporation’s counsel) during this initial meeting and discussion, the Board apparently decided that the Hough Brothers should not be involved due to their conflict of interest arising from their ownership interest in ACA and agree to create a special committee (“Committee”) to be responsible for negotiating a potential merger with other parties. Indeed, the Hough Brothers participated in additional Board meetings and discussions with the Board regarding a sale of the Company, purportedly “excusing themselves” at various points for “portions” of Board meetings. The Committee was made up of the Individual Defendants Vicki McElreath, Jeffrey D. Miller (who was later designated as the chairman), and Thomas D. Wren. The Committee retained separate counsel. 14D-9, p. 9.

67.          The Committee in January 2016 engaged Goldman Sachs & Co. as its financial advisor regarding a potential sale of the Company.

68.          Despite the creation of the Committee and the obvious conflict with the Hough Brothers, the Committee abdicated any indicia of independence when it continued to consult with and obtained approval from M. Hough regarding the sale of the Company, including in January 2016 when, after discussions with M. Hough, it decided to terminate negotiations with Company A regarding a sale of the Company. 14D-9, p. 10.

69.          On January 27, 2016, Annaly’s CEO, Keyes, contacted M. Hough to set up a meeting, which occurred on February 11, 2016, at which meeting the acquisition of Hatteras by Annaly was discussed. After this meeting, Annaly sent presentation material to M. Hough regarding the reasons for the acquisition and the general outline of merger consideration including that the consideration would be made up of cash and stock. M. Hough forwarded the material to the Committee. 14D-9, p. 10.

70.            Naturally, the Committee relied on M. Hough’s control and influence before proceeding, as reflected in the February 19, 2016 call the Committee had with M. Hough. 14D-9, p. 11.

71.            Apparently due to the continued involvement and control M. Hough was exercising over the Committee with respect to the sales process and negotiations with Annaly, the Boar “reauthorized” the Committee on February 19, 2016 with similar but expanded functions and duties as originally authorized, including: (i) to consider, evaluate and respond to any proposal that might be received from Annaly regarding the transaction, (ii) to explore potential strategic alternatives that might maximize long-term stockholder value, (iii) to evaluate and negotiate the terms of a potential transaction with Annaly or any alternative transaction, (iv) to make recommendations, if any, to the Hatteras board of directors regarding such matters. The Board also determined not to approve a transaction without the affirmative recommendation of the Committee and to delegate to the Committee complete and final authority for dealing with any matters relating to payments under or in respect of Hatteras management agreement with ACA external manager, or any other transactions connected with or related to a potential transaction involving ACA. The Board also authorized the negotiation of a mutual NDA to permit the exchange of confidential information in connection with each party’s respective evaluation of a potential transaction. 14D-9, p. 11.

72.            On February 26, 2016, Hatteras and Annaly entered into an NDA and shortly thereafter, Annaly’s financial advisors (Wells Fargo Securities, LLC (“Wells Fargo”) and Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), were granted access to Hatteras confidential information to conduct due diligence. Hatteras and its representatives were granted access to Annaly’s confidential information on February 29, 2016. 14D-9, p. 11. The 14D-9 fails to disclose whether the NDA contained a standstill provision.

73.          On March 7, 2016, Annaly provided Hatteras with a draft merger agreement that reflected mixed cash and stock merger consideration and a 4% break fee that Hatteras would pay in the event it accepted a superior proposal. 14D-9, p. 11. The draft merger agreement included a provision that the Hatteras external manager agree to terminate the management agreement in connection with the consummation of the offer and the merger. 14D-9, p. 12.

74.          On March 17, 2016, Annaly’s financial advisors hosted a due diligence call to discuss the methodology and process used by each of Annaly and Hatteras for valuing their respective assets, including fixed-rate and adjustable rate agency securities, and Hatteras’ methodology and process for valuing mortgage servicing rights. 14D-9, p. 12. On information and belief, this due diligence call reflected a concerted effort by Defendants to agree to appropriate valuation methodologies, inputs and assumptions that would present a merger of the two companies in a favorable light to stockholders and was driven primarily by the Hough Brothers who were motivated to cut a deal with Annaly for a buyout of their interest in ACA.

75.          The next day, March 18, 2016, Annaly delivered a proposal to acquire Hatteras for $15.25 per share of Hatteras common stock comprised of $3.81 in cash and 1.09894 shares of Annaly common stock, such that the total consideration would be comprised of 25% cash and 75% Annaly common stock. The proposal indicated that Annaly would assume the existing notional amount of $287,500,000 of the Hatteras Series A preferred stock. In addition, the proposal stated that Annaly would pay ACA, in consideration for the termination of the Hatteras management agreement, the termination fee provided for under the existing terms of the management agreement between Hatteras and ACA, which at the time required Hatteras to pay ACA a termination fee in cash equal to four times the average annual management fee earned by ACA during the two-year period immediately preceding the date of termination in the event of a termination for any reason other than for cause. 14D-9, p. 12.

76.          At the March 21, 2016 Board meeting, which included the Hough Brothers, the Board discussed the Annaly proposal including whether the ACA termination fee. 14D-9, p. 12. Other benefits that would be provided to ACA included vesting of Hatteras equity awards, and certain post-closing transition services arrangements. The Committee discussed whether negotiating reductions in such payments to ACA might increase the consideration that Annaly would be willing to pay to the Hatteras stockholders. The Committee then authorized Goldman Sachs to negotiate directly with Annaly regarding the merger consideration and other payments to ACA. 14D-9, p. 13.

77.          Hatteras submitted its revisions to the merger agreement to Annaly, which included an exchange offer that permitted Hatteras common stockholders to elect to receive either a mix of cash and Annaly common stock or all Annaly common stock as consideration in the transaction, provided that the total amount of cash consideration to be paid out could not exceed 25% of the total consideration. The termination fee payable by Hatteras in specified circumstances, including if the agreement was terminated in order to accept a superior proposal, was proposed to be 2.5% of the transaction equity value, except in order to accept a superior proposal with a party that submitted a superior proposal during a 30-day “go-shop period” following signing (during which time Hatteras would have been permitted to solicit alternative proposals), in which case the termination fee payable by Hatteras would be 1% of the transaction value. Annaly refused to agree to a “go-shop” period and only would agree to the unrealistic fiduciary out provisions, and continued to retain a 4% termination fee. 14D-9, p. 13.

78.          On March 31, 2016, Annaly, which did not intend to continue the services of ACA post-merger (but was negotiating the continued employment of the Hough Brothers), proposed as part of a merger to pay ACA a termination fee of approximately $74 million for the termination of the Hatteras management agreement, a payment of approximately $3 million for retention and severance costs for employees of ACA, and a transition services agreement that the Annaly external manager would enter into with ACA with a minimum payment of $3 million for actual transition services to be performed. 14D-9, p. 14.(9)

79.          Thereafter, feeble efforts were made to reduce the termination fee in the merger agreement and to reduce the ACA termination fee that the Hough Brothers would receive as part of the merger. These efforts were not sincere and in fact, no real effort was made to reduce the benefits to be conferred on ACA/the Hough Brothers. Indeed, the Committee agreed to continue to compensate ACA employees, including the Hough Brothers. 14D-9, p. 14.

80.          On April 4, 2016, after having advised the Committee and the Board regarding the potential transaction with Annaly, Goldman Sachs finally disclosed in a letter to the Committee, certain investment banking and team member relationships with Annaly and Hatteras. 14D-9, p. 14.

(9) “This included discussion regarding the continued provision of services by the executive officers of the Hatteras external manager following the closing of the transaction as well as the potential implications of such agreements and the possibility of Annaly or its affiliates acquiring the Hatteras external manager. Annaly advised that it was not interested in acquiring the Hatteras external manager and would require that the Hatteras external manager agree to terminate the management agreement as a condition to the transaction and that the Hatteras external manager and its executive officers agree to other covenants for the benefit of Annaly.” 14D-9, p. 14.

81.                               After additional discussions, Annaly revised its proposal as follows: (i) best and final offer of $15.85 per share, with 40% of the total consideration in the form of cash and 60% of the total consideration in the form of Annaly common stock; (ii) Hatteras common stockholders would continue to have the right to elect to receive a fixed amount of cash, a fixed number of shares of Annaly common stock or a mix of a fixed amount of cash and shares of Annaly common stock (elections for either all cash or all shares of Annaly common stock would be subject to proration so that total consideration would not exceed 40% cash and 60% shares of Annaly common stock); (ii) the offer assumed that the Hatteras external manager would agree to reduce the termination fee from the level provided for in the management agreement to approximately three times the average annual management fee; (iii) Annaly would enter into post-closing consulting arrangements with the Hatteras executive officers, pursuant to which they perform various services for Annaly post-closing, and Annaly would provide certain severance protections to employees of Hatteras that would join Annaly in connection with the proposed transaction. 14D-9, p. 15.

82.                               The Board met to discuss the Annaly proposal on April 7, 2016 and then the Committee separately discussed the proposal. Thereafter it agreed to support the proposal subject to an increase in the percentage of stock component to 65%, a reduction of the merger agreement termination fee to 3%. 14D-9, p. 16.

83.                               Negotiations followed with the Hough Brothers to reduce the ACA termination fee provided in the management contract. Ultimately an agreement was reached that provided for payment to ACA/the Hough Brothers of three times the average annual management fee (reduced from four times the average provided in the ACA contract), but the trade off was to agree to extended lucrative consulting agreements with M. Hough, B. Hough and others. No effort was made to reduce the ACA termination fee by an amount that would increase the consideration to be received by Hatteras stockholders.

84.                               The Hatteras Board voted to approve the Proposed Transaction on April 10, 2016 and the deal was announced on Monday April 11, 2016. 14D-9, pp. 17-18.

85.                               During the entire time the Hough Brothers and Hatteras negotiated with Annaly no effort was made to contact other entities regarding a potential acquisition of the Company and the 14D-9 fails to explain why.

C.                                    The Preclusive Deal Protection Devices

86.                               Despite Hatteras’ prospects for future profitability and analysts’ estimates of future stock price targets, Defendants negotiated exclusively with Annaly and agreed to onerous deal provisions and other agreements to ensure a sale only to Annaly.

87.                               As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

88.                               Section 6.3(a) of the Merger Agreement contains a strict “non-solicitation” provision prohibiting the Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting alternative acquisition proposals or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. Further, in addition to the no-shop and standstill provisions, the Merger Agreement includes a $14 million termination fee that will all but ensure that no competing offer will emerge.

89.                               The Merger Agreement at section 6.3(c) requires the Company to notify Annaly of any acquisition proposal and provide Annaly with information regarding such Acquisition Proposals within 24 hours. Further, “[S]uch notice shall indicate the identity of the Person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including copies of all written requests, proposals, correspondence or offers, including proposed agreements received by the Company. The Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Acquisition Proposal or potential Acquisition Proposal and keep Parent reasonably informed on a prompt and timely basis as to the nature of any information requested of the Company with respect thereto and provide to Parent copies of all written materials received or sent by the Company related thereto. The Company shall promptly provide to Parent any material non-public information concerning the Company provided to any other Person in connection with any Acquisition Proposal that was not previously provided to Parent. Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.3(b). Unless this Agreement has been validly terminated pursuant to Section 9.1, the Company shall not take any action to exempt any Person (other than Parent and Purchaser) from the restrictions on “business combinations” contained in any applicable Takeover Statute or, with respect to any Person who has made or is considering making an Acquisition Proposal, stock ownership limitations contained in the Company Governing Documents or otherwise cause such restrictions or limitations not to apply.”

90.                               To further impede superior proposals for Hatteras shareholders and ensure the Proposed Transaction with Annaly is consummated, the Board agreed in Section 6.3(e), prior to accepting a superior proposal from an alternate bidder, to give Annaly three (3) business days to review the terms of the superior proposal based unfettered access to confidential, non-public information about competing proposals from third parties which it can use to prepare a matching bid and to negotiate with Hatteras to amend the terms of the Merger Agreement, and make a counter-offer in the event a superior offer is received. Annaly’s “matching rights” is recurring and virtually unlimited as it continues to have an additional two (2) business days to make a counter offer each time the alternate bidder revises and/or amends its superior proposal.

91.                               As the final blockade to stop outside usurpers from undoing the Proposed Transaction to give Hatteras shareholders a better deal, the Merger Agreement at section 9.2(b) requires the Company to pay Annaly a termination fee $49.9 million in the event the Board agrees that an alternate bid is superior to the Proposed Transaction and in Hatteras shareholders’ best interest, and elects to pursue the superior proposal. Thus, the terms of the Merger Agreement essentially requires that the alternative bidder agree to pay a naked premium for the right to provide Hatteras shareholders with a superior offer.

92.                               These provisions cumulatively discourage and/or prevent bidders from making a competing bid for the Company.

E.                                    Benefits to Hough Brothers and Other Insiders and Other Conflicts

93.                               The Proposed Transaction provides benefits to certain insiders, including the Hough Brothers, including liquidity to certain equity holdings by lifting restrictions as a result of the Merger Agreement. Pursuant to the Merger Agreement, Section 7.14, the ACA management agreement will be bought out with $45.4 million payment, plus expenses, money that will go to the Hough Brothers. This management termination agreement must also be paid by any bidder that seeks to make a superior proposal effectively more than doubling the fee (in connection with the Merger termination fee) a potential bidder must pay and precluding a company from making a superior proposal.

94.                          Additionally, the Hough brothers and other insiders will be able due to the Proposed Transaction, to reap hundreds of thousands of dollars in cash payouts due to the automatic vesting of other otherwise illiquid restricted equity compensation grants.

95.                          Therefore, the Individual Defendants were incentivized to drive a sales process that primarily served their own interests and was grossly unfair to Hatteras shareholders.

96.                          Additionally, the Board and Committee abdicated its duties owed to shareholders by engaging Goldman Sachs that was conflicted through financial and/or other relationships with Annaly, which were not disclosed by Goldman Sachs until the eleventh hour in the merger negotiations. The Defendants failed to disclose the full extent of the Goldman Sach conflict and the basis and/or rational for continuing to engage Goldman Sachs despite this conflict. 14D-9, p. 15. (10)

F.                                     The 14D-9 Provides Shareholders With Materially Incomplete and Misleading Information Concerning the Proposed Transaction

97.                               On May 5, 2016, Defendants caused the materially incomplete and misleading 14D-9 to be filed with the SEC. While the 14D-9 provides a summary of the strategic review process the Board undertook prior to voting to enter into the Merger Agreement with Annaly, and the

(10) “On April 4, 2016, the Hatteras special committee also formally confirmed the engagement of Goldman Sachs to act as its financial advisor in connection with the transaction and its consideration of other strategic alternatives. Goldman Sachs provided a disclosure letter to the Hatteras special committee relating to certain investment banking and team member relationships with Annaly and Hatteras...” 14D-9, p. 15.

financial analyses of Goldman Sachs performed in support of its fairness opinion, it omits certain critical information which render portions of the 14D-9 materially incomplete and misleading. As a result of the incomplete and misleading 14D-9, Hatteras’ shareholders will be unable to make an informed decision concerning whether to tender their shares

Materially Incomplete and Misleading Disclosures Concerning the Background of the Proposed Transaction

98.          First, the 14D-9 fails to provide material information concerning the process conducted by the Board and the events leading up to the signing of the Merger Agreement. In particular, Item 4, The Solicitation and Recommendation, Background of the Offer and Merger, and Hatteras’ Reasons for the Offer and the Merger; Recommendation of the Hatteras Board of Directors (pages 8-23) of the 14D-9 is materially deficient in that it fails to disclose, but must disclose, the following information:

(a)                                 The basis and rational for the Board’s decision to pursue strategic alternatives, including the sale of the Company;

(b)                                 The basis and rationale for not pursuing further discussions with Company A;

(c)                                  Whether the NDA with Company A contained a standstill provisions and if so, the terms of the standstill;

(d)                                 The basis and rational for the Board’s and/or Committee’s approval Goldman Sachs’ engagement fee, all of which is contingent on consummation of the Proposed Transaction, the full extent of the Goldman Sachs conflicts that were disclosed to the Board only days prior to the Board vote on the Proposed Transaction;

99.          Defendants’ failure to provide Hatteras shareholders with the foregoing material information constitutes a violation of the Exchange Act, and SEC Rules promulgated thereunder as more fully described in the Counts below. Absent disclosure of the foregoing material information prior to the expiration of the exchange/tender offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision whether to exchange/tender their shares are thus threatened with irreparable harm warranting the injunctive relief sought herein.

Materially Incomplete and Misleading Disclosures Concerning Hatteras’ Financial Information and Banker Analysis

Company Forecasts

100.        Further, the 14D-9 fails to disclose critical Hatteras non-public projected financial data and/or assumptions (prepared in accordance with generally accepted accounting principles (“GAAP”) and non-GAAP financial data) relating to the Company’s future performance. The 14D-9 makes clear, that both the Board and Goldman Sachs relied continuously throughout the sales process on this information to reach a decision to enter into the Merger Agreement with Annaly and that the Board relied on this information to recommend that Hatteras shareholders tender/exchange their shares for the Merger Consideration. The omission of this information renders the 14D-9 false and/or misleading as this information was relied on and utilized by the Board and Goldman Sachs.

101.        Throughout the process to explore strategic and other alternatives for the Company, the Board and Goldman Sachs(11) continually reviewed Company projections, prepared by Hatteras

(11) “In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:... certain other communications from Hatteras and Annaly to their respective stockholders... certain internal financial analyses for Hatteras prepared by its management, certain Wall Street analyst forecasts for Annaly, certain internal financial analyses and forecasts for Annaly prepared by the management of Annaly, and certain financial analyses and forecasts for Annaly, pro forma for consummation of the transaction, prepared by the management of Hatteras, in each case, as approved for Goldman Sachs’ use by Hatteras, which are referred to as the “Forecasts”, including certain cost synergies expected by the management of Hatteras to result from the transaction and as approved for Goldman Sachs’ use by Hatteras, which are referred to as the “Synergies”.”14D-9, pp. 28.

management (including on March 22, 2016).(12) However, Defendants have failed to disclose this information and/or have disclosed only certain non-GAAP projected metrics that render the statements, Board recommendation, and/or Goldman Sachs’ analysis and opinion false and/or misleading.

102. The Company’s Unaudited Prospective Financial Information (14D-9, p. 24-26) are rendered false and/or misleading because, while the Defendants disclosed Total Interest Income, MSR Net Income, and Core Earnings Per Share of Common Stock (“Core Earnings”), these projections were provided only on a quarterly basis through 2017 and the underlying assumptions and data inputs utilized to calculate those forecasts are not disclosed, including GAAP and non-GAAP inputs utilized to calculate Core Earnings, e.g., net interest margin MSR income net of amortization, management fee income and gain from mortgage loans held for sale, less adjusted operating expenses (which exclude transaction costs, amortization of intangible assets and change in representation and warranty reserve) and dividends on preferred stock.” The 14D-9 further fails to disclose book value projections, which were specifically reviewed by the Board and Goldman Sachs. Disclosure of these inputs is critical and required because they cannot be determined based on publicly available information. Hatteras defines effective net interest margin as net interest margin determined in accordance with GAAP, but then makes unique non-GAAP adjustments

(12) “Also at the March 22, 2016 meeting, the Hatteras board of directors, including the members of the Hatteras special committee, and its advisors, discussed the state of the mortgage REIT industry, Hatteras’ earnings and book value projections and other potential strategic alternatives available to Hatteras, including remaining independent.”14D-9, p. 12.

including “adjusted to exclude reclassification of deferred swap losses included in interest expense, to include interest rate swap monthly net settlements, to include swap equivalent gains and losses related to futures contracts, and to include TBA dollar roll income.” Hatteras even cautions shareholders “Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures used in the above unaudited prospective financial information may not be comparable to similarly titled amounts used by other companies or persons.” (emphasis added). The failure to disclose these inputs, for purposes of reporting the financial data in the 14D-9 violates SEC regulatory mandates and policy and renders the Company projected financial data and Goldman Sachs valuation analysis that utilized such data,(13) false and/or misleading, and renders the Board’s recommendation false and/or misleading. Further, the 14D-9 discloses that the Individual Defendants acted on and issued its recommendation for Hatteras shareholders to exchange/tender their Hatteras shares based on consultation with counsel, and therefore they were fully apprised of their legal and regulatory obligations and their failure to disclose and reconcile GAAP and non-GAAP projections and otherwise disclose Company forecasts in an accurate and non-misleading manner evidences that they acted willfully, with full knowledge of their obligations.(14)

(13) This includes Goldman Sachs’ Illustrative Discounted Dividend Analysis of Hatteras (p. 31-32), which provided “Goldman Sachs performed an illustrative dividend discount model analysis on Hatteras using the Forecasts...” and then, in addition to calculating projected dividend streams based on these Forecasts, determined a range of illustrative terminal values based on the Forecasts, which also were not disclosed.

(14) The Annaly Forecasts were determined in a similarly false and/or misleading manner (S-4, pp. 60-61), on which the Board and Goldman Sachs relied, and which similarly must be corrected. For example, projected “Normalized Core Income” was projected for Annaly through 2017. As the S-4 discloses, “Normalized Core Income” represents a non-GAAP measure and is defined as net income (loss) excluding gains or losses on disposals of investments and termination of interest rate swaps, unrealized gains or losses on interest rate swaps and agency interest-only mortgage-backed securities, net gains and losses on trading assets, impairment losses, net income (loss) attributable to noncontrolling interest and certain other non-recurring gains or losses and inclusive of dollar role income (a component of net gains and losses on trading assets), excluding a component of premium amortization representing the change in estimated long-term constant prepayment rates.” The calculation of these non-GAAP metrics is not disclosed despite Goldman Sachs’ reliance on Annaly’s projections.

103.        The section of the 14D-9 entitled Hatteras’ Reasons for the Offer and the Merger; Recommendation of the Hatteras Board of Directors (at pp. 18-23) discloses the Board’s and Committee’s bases for and/or information relied on to recommend that shareholders vote in favor of the Proposed Transaction, including the following: (i) “Industry and Business Considerations. The Hatteras special committee and the Hatteras board of directors considered the current and historical industry conditions and the financial condition, results of operations, business, and financing prospects of Hatteras, including the following: ... the challenges facing the residential mortgage REIT sector in general, including significant uncertainty regarding the outlook for interest rates as well as uncertainty regarding the outlook for the financial markets generally; ... the general views of the members of the Hatteras special committee and the Hatteras board of directors with respect to the business, financial condition, current business strategy and prospects of Hatteras, including the potential challenges for Hatteras to continue to access financing resources on acceptable terms;” and (ii) Goldman Sachs’ fairness opinion, reflected in “Opinion of the Hatteras’ Financial Advisor,” which as alleged above relied on and utilized Hatteras’ Forecasts and Annaly’s Forecasts.

104.        The Board’s recommendation as reflected above in ¶103 is false and/or misleading because, the information that forms the basis for the Board’s recommendation reflected above, including the Company’s non-public data and other internal information regarding its future performance that shareholders tender their shares, is not disclosed. The information described in ¶102 must be disclosed. Absent the data on the Company’s future performance, shareholders cannot to weigh and gauge the Board’s recommendation or Goldman Sachs’ valuations and opinion. This material information must be disclosed to shareholders prior to the expiration of the tender offer.

105.                        Goldman Sachs expressly stated in summarizing its Illustrative Discounted Dividend Analysis of Hatteras (14D-9, p. 31) that it relied on and/or utilized the Hatteras Forecasts. However, the individual inputs and assumptions for calculating “estimates of the net present value of estimated dividend streams for the period beginning with the second quarter of 2016 through 2017” are not disclosed. Critically, a range of illustrative terminal values derived from the Forecasts were utilized by Goldman Sachs for this analysis, but the inputs and assumptions based on the Forecasts are not disclosed.

106.                        The failure to disclose this information renders the 14D-9 false and/or misleading. Without this information, Hatteras shareholders have no way to determine the projected financial information utilized by Goldman Sachs in its analysis, which undermines the credibility of the Goldman Sachs fairness opinion and renders the content and substance of said fairness opinion false and/or misleading, and negatively impacts shareholders’ ability to weigh and measure the Goldman Sachs fairness opinion. The failure to disclose the information above in ¶105 above reflecting Hatteras’ projected future performance metrics specifically renders the 14D-9 false and/or misleading with respect to the estimated implied value per share of Hatteras common stock of $10.92 to $18.12 (using the dividend yield methodology) and $11.39 to $19.89 (using the price to book value methodology) from the Illustrative Discounted Dividend Analysis of Hatteras (p. 38).

107.                        The projected financial information and data provide a sneak peek into Hatteras’ expected future performance (i.e., growth/profitability) and, consequently, its value as a standalone entity. More importantly, however, this expected performance is more reliable than similar forecasts prepared by third-party analysts and other non-insiders as it comes from members of corporate management who have their fingers on the pulse of the Company. Accordingly, it is no surprise that projected financial metrics and data are among the most highly sought after disclosures by shareholders in the context of corporate transactions such as this.

Goldman Sachs’ Analysis

108.                        Goldman Sachs describes in its fairness opinion the various valuation analyses it performed to render its opinion. However, Goldman Sachs’ description fails to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, shareholders cannot determine whether or not the implied per share equity values set forth in the 14D-9 accurately reflect the true value of Hatteras’ shares.

109.                        Thus, with respect to the Illustrative Discounted Dividend Analysis of Hatteras, the 14D-9 (pp. 31-32) fails, but must, disclose the following information, specifically relied on, utilized by and/or calculated by Goldman Sachs:

(a)                                 The basis and rationale for utilizing a discount rate of ranging from 5.3% to 12.6% to calculate the estimated dividend streams;

(b)                                 The inputs and/or assumptions for calculating Hatteras’ cost of equity and the figures obtained thereby;

(c)                                  The inputs and assumptions used in the two methodologies used to calculate terminal value, including the (i) dividend yields methodology (including the basis and rational for applying a 3-year dividend yield range of 9.8% to

16.1% to the projected dividends per share for calendar 2017); and the (ii) P/BV (price book value) ratio methodology (including the basis for applying a range of multiples of 0.57x to 0.99x to Hatteras’ projected book value per share of Hatteras’ common stock as of December 31, 2015, and the rationale for using this date to determine book value as opposed to the February 29, 2016 Hatteras book value used by Goldman Sachs for its Selected Precedent Transactions Analysis and for a part of the Selected Companies Analysis(15) [according to the Hatteras form 10K for 2015, its book value as of December 31, 2015 was $19.38 per share,(16) and book value for February 29, 2016 was $18.72(17)); and

(d)                                 The terminal value ranges that resulted from the two terminal value methodologies utilized.

110.                        The failure to disclose the information above in paragraph 109 renders the Illustrative Discounted Dividend Analysis of Hatteras, false and/or misleading with respect to the estimated implied value per share of Hatteras common stock of $10.92 to $18.12 (using the dividend yield methodology) and $11.39 to $19.89 (using the price to book value methodology).

111.                        With respect to Goldman Sachs’ Selected Precedent Transactions Analysis, the 14D-9 (p. 31) fails to disclose the following, specifically relied on and/or utilized and/or calculated by Goldman Sachs:

(15) Goldman Sachs used Hatteras’ book value for the Selected Companies Analysis as of December 31, 2015 and as of February 29, 2015.

(16) www.sec.gov/Archives/edgar/data/1419521/000156459016013185/hts-10k_20151231.htm, at p. 32.

(17) The February 26, 2016 book value was determined by Hatteras management.

(a)                                      The rationale and basis for selecting only two transactions to examine;

(b)                                      The observed company-by-company multiples and financial metrics for the two transactions observed;

(c)                                       The rationale and basis for the selection of the dates for each of the observed target’s book value used to determine the “Target P/BV” multiple for each transaction; and

(d)                                      The rational and basis for utilizing the Hatteras book value as of February 29, 2016 of $18.72.

112.                   The failure to disclose the information above in paragraph 111 renders the Selected Precedent Transactions Analysis, false and/or misleading with respect to the estimated implied value per share of Hatteras common stock of $16.28 to $16.66.

113.                        With respect to Goldman Sachs Selected Companies Analysis, the 14D-9 (p. 30) fails to disclose the following, specifically relied on and/or utilized and/or calculated by Goldman Sachs:

(a)                                 The observed company-by-company multiples (P/BV and Annualized Dividend Yield) and financial metrics utilized to calculate those multiples;

(b)                                 The common stock outstanding provided by Hatteras and Annaly management used to determine the Hatteras and Annaly P/BV multiple and Annualized Dividend Yield.

114.                        The failure to disclose the information above in paragraph 113 renders the Selected Companies Analysis, false and/or misleading with respect to the estimated implied value per share of Hatteras common stock of $12.06 to $17.91 (P/BV) and $9.87 to $20.38 (based on the annualized dividend yield analysis). 14D-9, p. 31.

115.                   With respect to Goldman Sachs Illustrative Pro Forma Combined Company Discount Dividend Analysis (14D-9, p. 32), the 14D-9 fails to disclose the following, specifically relied on and/or utilized and/or calculated by Goldman Sachs:

(a)                                 The basis and rationale for utilizing a discount rate of ranging from 3.9% to 11.6% to calculate the estimated dividend streams;

(b)                                 The inputs and/or assumptions for calculating the combined company’s cost of equity and the figures obtained thereby;

(c)                                  The inputs and assumptions used in the two methodologies used to calculate terminal value, including the (i) required dividend yields methodology (including the basis and rational for applying a 3-year dividend yield range of 10.0% to 15.1% to the projected dividends per share for calendar 2017); and the (ii) P/BV (price book value) ratio methodology (including the basis for applying a range of multiples of 0.70x to 1.01x to the combined company’s projected book value per share of the combined company’s common stock as of December 31, 2017, and the rationale for using this date to determine book value); and

(d)                                 The terminal value ranges that resulted from the two terminal value methodologies utilized.

116.                        The failure to disclose the information above in paragraph 115 renders the Illustrative Pro Forma Combined Company Discounted Dividend Analysis, false and/or misleading with respect to the estimated implied value per share of Hatteras common stock of $13.71 to $18.36 (using the dividend yield methodology) and $14.14 to $18.60 (using the price to book value methodology).

Defendants Knew or Recklessly Disregarded that the Recommendation Statement Omits Material Information

117.                        The Individual Defendants, and thus Hatteras, knew or disregarded that the 14D-9 contains the materially incomplete and misleading information discussed above.

118.                        Specifically, Defendants on information and belief reviewed the contents of the 14D-9 before it was filed with the SEC and certain Defendants attested that a due inquiry concerning the information set forth in the 14D-9 was made, and the remaining Individual Defendants were obligated to review the 14D-9 before it was filed with the SEC in accordance with their fiduciary duties. Defendants were thus aware that the 14D-9 contains the misleading partial disclosures referenced above.

119.                        Accordingly, on information and belief, the Individual Defendants reviewed or were presented with the material information concerning the Projections and Goldman Sachs’ financial analyses which has been omitted from the 14D-9, and thus knew or recklessly disregarded that such information has been omitted.

COUNT I

Claim for Violations of Section 14(e) of the Exchange Act
Against All Defendants

120.                        Plaintiff repeats and realleges each allegation set forth herein

121.                        Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading...” 15 U.S.C. §78n(e).

122.                        As discussed above, Hatteras filed and delivered the 14D-9 to its shareholders, which Defendants knew or recklessly disregarded contained material omissions and misstatements as set forth above.

123.                        During the relevant time period, Defendants disseminated the false and misleading 14D-9 above. Defendants knew or recklessly disregarded that the 14D-9 failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

124.                        The 14D-9 was prepared, reviewed and/or disseminated by Defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to shareholders via the Exchange/Tender Offer, the intrinsic value of the Company, and potential conflicts of interest faced by certain Individual Defendants and the Company’s financial advisor.

125.                        In so doing, Defendants made untrue statements of material facts and omitted material facts necessary to make the statements that were made not misleading in violation of Section 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the 14D-9, Defendants were aware of this information and their obligation to disclose this information in the 14D-9.

126.                        The omissions and incomplete and misleading statements in the 14D-9 are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the 14D-9 as altering the “total mix” of information made available to shareholders.

127.                        Defendants knowingly or with deliberate recklessness omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D-9materially incomplete and therefore misleading.

128.                        The misrepresentations and omissions in the 14D-9are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

COUNT II

Claim for Violations of Section 14(d)(4) of the Exchange Act and
SEC Rule 14d-9 (17 C.F.R. 240.14d-9) Against All Defendants

129.                        Plaintiff repeats and realleges each allegation contained above as if fully set forth herein.

130.                        Defendants have issued the 14D-9 with the intention of soliciting shareholder support for the Proposed Transaction.

131.                        Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) provides that:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

132.                             SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides that:

Information required in solicitation or recommendation. Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof .

133.                        In accordance with Rule 14d-9, Item 8 of a Schedule 14D-9 requires a Company’s directors to:

Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

134.                        The 14D-9 violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omissions render the Recommendation Statement false and/or misleading.

135.                        Defendants knowingly or with deliberate recklessness omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D-9 materially incomplete and therefore misleading.

136.                        The misrepresentations and omissions in the 14D-9 are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

137.                        Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

Claims for Violations of Section 20(a) of the Exchange Act
Against the Individual Defendants

138.                        Plaintiff repeats and realleges each allegation set forth herein.

139.                        The Individual Defendants acted as controlling persons of Hatteras within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of the Hatteras, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the 14D-9 filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements which Plaintiff contends were false and/or materially incomplete and therefore misleading.

140.                        Each of the Individual Defendants were provided with or had unlimited access to copies of the 14D-9 and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

141.                        In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations alleged herein, and exercised the same. The 14D-9 at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Merger. Thus, the Individual Defendants were intimately connected with and directly involved in the making of this document.

142.                        In addition, as the 14d-9 sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Merger. The 14D-9 purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

143.                        By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

144.                        As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and SEC Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

145.                        Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in their favor and in favor of the Class and against Defendants as follows:

A.                                    Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives and his counsel as Class Counsel;

B.                                    Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Exchange/Tender Offer and/or otherwise consummating the Proposed Transaction, unless and until Defendants disclose the material information identified above which has been omitted from the 14D-9;

C.                                    Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.                                         Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E.                                          Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.                                           Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

DATED: May 11, 2016	Respectfully submitted,

/s/ Janet Ward Black
Janet Ward Black
NC State Bar 12869
Megan E. Kunz
NC State Bar 47874
Attorney for Plaintiff
Ward Black Law
208 W. Wendover Ave.
Greensboro, NC 27401
336-333-2244
jwblack@wardblacklaw.com